

December 17, 2012

Via E-mail
Mr. Keith S. Franz
Managing Director
ICON Capital Corp.
3 Park Avenue, 36th Floor
New York, NY 10016

      Re: **ICON Income Fund Nine, LLC**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 29, 2012
             File No. 0-50217

             ICON Income Fund Ten, LLC
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 29, 2012
             File No. 0-50654

Dear Mr. Franz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief